Mail Stop 4561

September 2, 2008

Ms. Mary Thomas
Principal Financial Officer
Le@P Technology, Inc.
5601 N. Dixie Highway, Suite 411
Fort Lauderdale, FL 33334

> **Re:** **Le@P Technology, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-05667**

Dear Ms. Thomas:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief